Exhibit 99.10

PRESS RELEASE

TotalEnergies publishes its

Sustainability & Climate 2025 Progress Report

and further strengthens its emissions reduction targets

Paris, March 27, 2025 – TotalEnergies publishes today its Sustainability & Climate - 2025 Progress Report, which presents the progress of its transition strategy. This report completes the sustainability report that will be integrated into the Universal Registration Document in application of the CSRD1.

TotalEnergies sees, in 2024, the rewards of its integrated and balanced multi-energy strategy

This strategy, which combines profitable growth and sustainable development, is anchored on two pillars: oil & gas (notably LNG) and electricity (notably renewable), the energy at the heart of the transition. It proved its relevance once again this year: TotalEnergies was the most profitable Major for the third year in a row with a 14.8% ROACE2, while also being the Major that invests the most in the energy transition, with close to $5 billion invested in 2024 in low carbon energies, primarily in electricity and renewables.

In hydrocarbons, TotalEnergies continues to develop and produce oil & gas in a responsible manner thanks to its low-cost, low-emission portfolio, as illustrated by its 2024 achievements in emissions reductions:

-	Scope 1+2 greenhouse gas emissions from operated oil & gas facilities[3] (100%) : -36% compared to 2015

-	Decrease in the Scope 1+2 emissions intensity of upstream oil & gas activities to 17 kg CO2e/boe, in continuous improvement since 2020

- Methane emissions already among the lowest in the peer group: -55% compared to 2020; exceeded the -50% target in 2025 a year ahead of schedule

In gas, a transition energy that complements the intermittency of renewables in electricity generation and is a virtuous alternative for countries burning coal for power generation, TotalEnergies estimates that its LNG sales contributed to its clients avoiding about 65 Mt of CO2e emissions in 2024. TotalEnergies believes that sharing technologies and best practices is essential if the entire sector is to evolve. As such, the Company has been a very active contributor to the Oil & Gas Decarbonization Charter (OGDC) since its creation at the end of 2023. This large-scale initiative now brings together 55 national and international companies representing almost 45% of the world’s oil and gas production, working together to reduce the industry's GHG emissions, notably methane.

In electricity, TotalEnergies continues to build a profitable and differentiated business model, which is quickly becoming one of the Company’s cash engines. In 2024, TotalEnergies invested $4 billion in Integrated Power, increased its net electricity production by 23%, and

1 Corporate Sustainability Reporting Directive

2 Return On Average Capital Employed

3 Operated oil & gas facilities: facilities operated by the Company as part of its Upstream oil and gas activities as well as in its Refining & Chemicals and Marketing & Services segments. Facilities for power generation from renewable sources or natural gas, such as combined-cycle natural gas power plants are therefore excluded from this perimeter and are reported in the overall Scope 1&2.

passed the 10% milestone of electricity in its sales mix. This growth contributed to lowering the lifecycle carbon intensity of the Company’s energy products sold by 16.5% in 2024 compared to 2015, exceeding the initial target of -14%.

In 2025, TotalEnergies stays the course and further strengthens its emissions reduction targets

Thanks to its achievements to date, TotalEnergies stays the course of its strategy and is now the Major most committed to the energy transition. The Company has decided to further enhance its emissions reduction targets for 2025:

-	Methane emissions from our operated facilities[4] (100%): new target of -60% in 2025 compared to 2020 (vs -50% previously), along with the deployment of continuous detection means for emissions at all our upstream operated assets

-	Scope 1+2 emissions from our operated facilities (100%): < 37 Mt CO2e in 2025 (vs < 38 Mt previously)

-	Lifecycle Carbon intensity of energy products sold: new target of -17% in 2025 compared to 2015 (vs -15% previously).

Report presentation at 2:00 PM (Paris time)

The Sustainability & Climate – 2025 Progress Report will be presented online today by Mr. Aurélien Hamelle, President Strategy & Sustainability, and Ms. Namita Shah, President OneTech. The presentation will be followed by a Q&A session. The event will be webcast on the totalenergies.com website from 2:00 PM (Paris time). Presentation deck and the report will be available on the website.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relation: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Relations Investisseurs : +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC)

4 Operated perimeter - activities, sites and industrial assets of which TotalEnergies SE or one of its subsidiaries has operational control, i.e. has the responsibility of the conduct of operations on behalf of all its partners.